UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Coty Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

222070203
(CUSIP Number)

October 28, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scout Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,530,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,530,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 222070203	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,530,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER\ 3,530,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 222070203	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Crichton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,530,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,530,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 222070203	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Coty Inc.

(b) Address of Issuer’s Principal Executive Offices

350 Fifth Avenue

New York, NY 10118

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) Scout Capital Management, L.L.C., a Delaware limited liability company, which serves as investment manager to two Delaware limited partnerships and two Cayman Islands exempted companies (collectively, the "Funds"), with respect to the shares of Common Stock (as defined below) directly owned by the Funds;

(ii) Adam Weiss ("Mr. Weiss"), with respect to the shares of Common Stock directly owned by the Funds; and

(iii) James Crichton ("Mr. Crichton"), with respect to the shares of Common Stock directly owned by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of Scout Capital Management, L.L.C. and Mr. Crichton is 640 Fifth Avenue, 22nd Floor, New York, New York 10019. The address of the principal business office of Mr. Weiss is 317 University Avenue, Palo Alto, California 94301.

(c) Citizenship

Please refer to Item 4 on each cover sheet for each Reporting Person.

(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share ( the “Common Stock”)

(e) CUSIP No.:

222070203

CUSIP No. 222070203	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 222070203	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 222070203	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2013

SCOUT CAPITAL MANAGEMENT, L.L.C.

By: /s/ Erin Ross
Name: Erin Ross
Title: Managing Director, General Counsel & Chief Compliance Officer

ADAM WEISS

/s/ Erin Ross
Erin Ross As Attorney-in-Fact for Adam Weiss

JAMES CRICHTON

/s/ Erin Ross
Erin Ross As Attorney-in-Fact for James Crichton

Each of the Powers of Attorney executed by Adam Weiss and James Crichton authorizing Erin Ross to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on May 13, 2013 by such Reporting Persons with respect to the common stock of DineEquity, Inc., is hereby incorporated by reference.

CUSIP No. 222070203	SCHEDULE 13G	Page 9 of 9 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SCOUT CAPITAL MANAGEMENT, L.L.C.

By: /s/ Erin Ross
Name: Erin Ross
Title: Managing Director, General Counsel & Chief Compliance Officer

ADAM WEISS

/s/ Erin Ross
Erin Ross As Attorney-in-Fact for Adam Weiss

JAMES CRICHTON

/s/ Erin Ross
Erin Ross As Attorney-in-Fact for James Crichton